TEXAS STOCK EXCHANGE

4550 Travis Street, Suite 650
Dallas, TX 75205
txse.com | 214.814.1196

September 30, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Dillard's, Inc.
Issuer CIK:	0000028917
Issuer File Number:	001-06140
Form Type:	8-A12B
Form 8-A Filing Date:	September 28, 2026

Texas Stock Exchange LLC certifies its approval for listing and registration of the following security under the Securities Exchange Act of 1934:

Class A Common Stock

Sincerely,

Benjamin Sawyer
Head of Issuer Oversight
Texas Stock Exchange LLC